Form 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.20549


                       Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                    For the month of    August    2004



                         PINE VALLEY MINING CORPORATION
________________________________________________________________________
                (Translation of registrant's name into English)


         501 - 535 Thurlow Street Vancouver, B.C. Canada V6E 3L2
________________________________________________________________________
                (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                         Form 20-F ..X....  Form 40-F ......


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.


                         Yes ..........    No ....X.....


If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________________


VANCOUVER, BRITISH COLUMBIA, August 3, 2004 - Pine Valley Mining Corporation (TSX-VE: PVM; NASD OTC: PVMCF) (the "Company" or "Pine Valley") is pleased to announce that on July 30, 2004 the Company commenced commercial-scale coal production at its Willow Creek coal mine.

Road improvements have been completed to support the initial planned production rate of 45,000 tonnes per month. Coal is currently being extracted, crushed and trucked from the mine pit to the Company's rail siding. From there it will be loaded onto rail cars, railed to the Neptune Bulk Terminals coal port in North Vancouver, and then shipped to steel mills in Asia and Europe. The first shipment of coal will be to a major Asian steel producer, and is forecast to be shipped in late August to September, 2004.

The initial production rate of 45,000 tonnes per month is expected to continue through the summer. At the same time, the Company has commenced with the purchase and installation of permanent crushing, handling, and train loading equipment, and management expects to complete those purchases and installations by December 2004. The construction of a coal wash plant, forecast for completion in July 2005, will enable Pine Valley to further increase capacity, and to begin production of its higher-value coking coal.

Under its current permit, the Company has the right to produce coal at an annual production level of up to 0.9 million tonnes. Management intends to file a permit amendment application with provincial government regulators by early 2005 requesting an increase in the permitted production level from the current 0.9 million tonnes per year to 2.0 million tonnes per year, which increase will accommodate the forecasted production increases. However, there is no guarantee that the permit will be granted, and, if permission is delayed, the Company will be unable to increase production above current permitted levels until the new permit is received. The Company's phased plan to increase capacity over the next twelve months is outlined below:

Stage of Development / status             Production rate      Operational Date
                                          (tones annualized)
-------------------------------------------------------------------------------
Current                                        540,000             July 2004
Installation of coal handling equipment      1,320,000            December 2004
Wash plant and related equipment installed   2,000,000             July 2005


In August 2003, the Company received a report from Merit Consultants International, Inc., an independent engineering consulting firm, providing estimated capital costs of approximately $18 million for projects under construction or expected to be constructed through 2005. The estimates did not represent actual contractual commitments entered into by the Company at the time, and actual costs are therefore likely to vary from Merit's estimates.

Based upon its experience to date with the project, the Company believes that capital project costs will exceed those estimated by the Merit Report. The total amount of additional expenditures required to complete the projects cannot definitively be determined as of the date of this press release, but is estimated to be approximately CAD $3 million. Based upon forecast production levels, and assuming no significant deterioration in the current favorable pricing environment, the Company expects that its recent CAD $3,000,000 equity financing and US$7,600,000 debt facility, together with cash flow from operations for periods subsequent to the commencement of coal sales, will be sufficient to finance its capital expenditure and working capital requirements through 2005.

The quality of the Company's coal and the strength of the metallurgical coal market have resulted in numerous expressions of interest by customers and potential customers. The Company is currently negotiating contracts and spot sales of coal, and intends to provide guidance as to pricing once a meaningful and representative average selling price for the Company's product can be determined.

Graham Mackenzie, President of Pine Valley, commented: "The start of coal production is a significant milestone in establishing Pine Valley Mining Corporation as a long term, reliable supplier. Management fully intends to build on this base to ensure that the Company maximises the value of its coal assets."

More detailed information on Pine Valley and the Willow Creek Coal Project are available on the Company's web site: www.pinevalleycoal.com.



PINE VALLEY MINING CORPORATION
"Graham Mackenzie"
President and Chief Executive Officer

Pine Valley Mining Corporation web site: www.pinevalleycoal.com
Contacts:
Graham Mackenzie                       Ray Lagace
President & CEO                        Head of Investor Relations
(604) 682-4678                        (604) 682-4678
Vancouver, British Columbia, Canada
gmackenzie@pinevalleycoal.com          rlagace@pinevalleycoal.com




The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

CAUTIONARY STATEMENT
This news release contains certain "forward looking statements", as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors effecting the Company's operations, markets, products and prices and other risk factors. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Discussion of the risk factors faced by the Company are discussed in greater detail in the Company's various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company's Form 20-F dated September 30, 2003 and the Company's Annual Information Form dated September 17, 2003.









                                  Signatures




 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.









                                          Pine Valley Mining Corporation

Date:    August 3, 2004                    " Graham Mackenzie "
                                      President and Chief Executive Officer